                            UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549



                            SCHEDULE 13D



            Under the Securities Exchange Act of 1934


                     Fall River Gas Company
-----------------------------------------------------------------
                        (Name of Issuer)


          Common Stock, par value $0.83 1/3 per share
-----------------------------------------------------------------
                  (Title of Class of Securities)


                           306279 10 0
                   ---------------------------
                          (CUSIP Number)


                     DENNIS K. MORGAN, ESQ.
              Senior Vice President - Legal and Secretary
                      Southern Union Company
                  504 Lavaca Street, Eighth Floor
                        Austin, Texas  78701
                          (512) 477-5852
-----------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)



                         October 4, 1999
                 -------------------------------
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Sections
240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following blank.
        -----

                           SCHEDULE 13D

CUSIP NO. 306279 10 0

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Southern Union Company
           IRS Identification No. 75-0571592


2     CHECK THE APPROPRIATE SPACE IF A MEMBER OF A GROUP

           (a)
               -----
           (b)
               -----


3     SEC USE ONLY


4     SOURCE OF FUNDS

           OO, WC (See Item 3)

5     CHECK SPACE IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) OR 2(E)


           -----

6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware


  NUMBER OF      7     SOLE VOTING POWER

   SHARES              0

BENEFICIALLY     8     SHARED VOTING POWER

  OWNED BY             573,140*    *The Reporting Person dis-
                                    claims beneficial ownership -
    EACH                            See Item 5

  REPORTING      9     SOLE DISPOSITIVE POWER

    PERSON             0

     WITH        10    SHARED DISPOSITIVE POWER

                       0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

          573,140

12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES

          -----

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      25.8%

14    TYPE OF REPORTING PERSON

      CO

Item 1.  Security and Issuer.

This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.83 1/3 per share (the "FAL Common Stock"), of Fall River Gas Company, a Massachusetts corporation ("FAL"), covered by a certain voting agreement dated October 4, 1999 between Southern Union Company, a Delaware corporation ("SUG"), and certain holders of FAL Common Stock (the "Voting Agreement"). The Voting Agreement, which is further described in
Item 4 herein, was entered into in connection with, and as a condition for SUG to enter into, an Agreement of Merger, dated as of October 4, 1999, between SUG and FAL (the "Merger Agreement"). The Merger Agreement provides for, among other things, the merger of FAL with and into SUG, as further described in Items 3 and 4 herein.

The address of FAL's principal executive offices is 155 North
Main Street, Fall River, Massachusetts  02720.

Item 2.  Identity and Background.

(a), (b), (c) and (f):

Name of Reporting Person:  Southern Union Company.

State of incorporation of Reporting Person:  Delaware

Principal business of Reporting Person: SUG's principal line of business is the distribution of natural gas in Texas, Missouri and Florida as a public utility, through Southern Union Gas, Missouri Gas Energy and Atlantic Utilities (doing business as South Florida Natural Gas), each of which is a division of SUG.

Address of principal business of Reporting Person:  504 Lavaca
Street, Eighth Floor, Austin, Texas  78701.

The names, business addresses, principal occupations and citizen-ship of the directors and executive officers of SUG are set forth in Exhibit A hereto and are incorporated herein by reference.

(d) During the last five years, neither SUG nor, to the best knowledge of SUG, any of its directors and executive officers, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, neither SUG nor, to the best knowledge of SUG, any of its directors and executive officers, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

No separate consideration was paid by SUG in connection with the Voting Agreement. However, the shares of FAL Common Stock subject to the Voting Agreement are covered by the Merger Agreement. If the merger of FAL with and into SUG, with SUG being the surviving corporation (the "Merger") is consummated, the consideration to be received from SUG by the holders of the FAL Common Stock will be determined as follows:

(a) Each issued and outstanding share of FAL Common Stock (other than Dissenting Shares (as defined in the Merger Agree-ment)) will be converted into the right of each holder thereof to receive (i) that number of fully paid and nonassessable shares of common stock of SUG (the "Stock Consideration") equal to $23.50 divided by the Exchange Ratio rounded to the nearest hundred-thousandth or (ii) upon a valid Cash Election as provided in paragraph (b) below, $23.50 in cash (the "Cash Consideration"), subject to the limitations set forth in paragraphs (b), (c), and
(e) below. In the case of the consideration to be received by the holders of FAL Common Stock in the aggregate, "Merger Con-sideration" shall mean the Cash Consideration together with the Stock Consideration. In the case of the consideration to be received by an individual holder of FAL Common Stock, "Merger Consideration" shall mean the Cash Consideration and/or the Stock Consideration to be received by such holder, as the case may be.

"Exchange Ratio" shall mean the Average Trading Price (as defined in the Merger Agreement) of common stock of SUG as of the Closing
Date (as defined in the Merger Agreement).

Notwithstanding the foregoing, if the Exchange Ratio as calcu-lated pursuant to the preceding sentence and without regard to this sentence (i) is less than the Minimum Value, then the Exchange Ratio will be equal to the "Minimum Value," or (ii) is greater than the "Maximum Value," then the Exchange Ratio will be equal to the "Maximum Value."

"Minimum Value" will be $16.875 and "Maximum Value" will be $19.6875.

(b) Subject to the immediately following sentence and to para-graphs (c) and (e) below, each record holder of shares of FAL Common Stock immediately prior to the Effective Time (as defined in the Merger Agreement) shall be entitled to elect to receive cash for all or any part of such shares of FAL Common Stock (a "Cash Election"). Notwithstanding the foregoing, the aggregate number of shares of FAL Common Stock that may be converted into the right to receive cash consideration shall not exceed the Cash Election Number.

To the extent not covered by a properly given Cash Election, all shares of FAL Common Stock issued and outstanding immediately prior to the Effective Time shall, except as provided in para-graph (g) below, be converted solely into shares of common stock of SUG.

"Cash Election Number" shall equal, subject to reduction pursuant to paragraph (e) below, the amount by which (i) 50% of the number of shares of FAL Common Stock outstanding immediately prior to the Effective Time, exceeds (ii) the sum of (a) the number of shares of FAL Common Stock to be exchanged for cash in lieu of fractional shares pursuant to paragraph (g) below, and (b) the number of Dissenting Shares.

(c) If the aggregate number of shares of FAL Common Stock covered by Cash Elections (the "Cash Election Shares") exceeds the Cash Election Number, each Cash Election Share shall be converted into (i) the right to receive an amount in cash, with-out interest, equal to the product of (a) $23.50 and (b) a fraction (the "Cash Fraction"), the numerator of which shall be the Cash Election Number and the denominator of which shall be the total number of Cash Election Shares, and (ii) a number of shares of common stock of SUG equal to the product of (a) $23.50 divided by the Exchange Ratio and (b) a fraction equal to one minus the Cash Fraction.

(d)   SUG will make all computations to give effect to paragraphs
(a), (b), (c), (e) and (g).

(e) If, after having made the calculation under paragraph (b), the value of the common stock of SUG (excluding fractional shares to be paid in cash) to be issued in the Merger, valued at the lesser of the Average Trading Price as of the Closing Date and the closing price of common stock of SUG on the last trading day before the Closing Date (or, if determined to be more appropriate to ensure the status of the Merger as a reorganization under
Section 368(a)(1)(A) of the Internal Revenue Code, the trading price as of the time of the Closing (as defined in the Merger Agreement)), as reported on the New York Stock Exchange ("NYSE"), is less than 50% of the total consideration to be paid in exchange for the shares of FAL Common Stock (including, without limitation, the amount of cash to be paid in lieu of fractional shares and treating any Dissenting Shares as having been ex-changed for the Cash Consideration) (the "Total Consideration"), then the Cash Election Number shall be reduced to the extent necessary so that the value of the common stock of SUG to be issued in the Merger (as determined above) is 50% of the Total Consideration.

(f) Each holder of FAL Common Stock shall surrender all such holder's certificates formerly representing ownership of FAL Common Stock in the manner provided in Section 3.2 of the Merger Agreement. All such shares of FAL Common Stock, when so con-verted, shall no longer be outstanding and shall be canceled and automatically converted into the right to receive the Merger Con-sideration (and cash in lieu of fractional shares) therefor upon the surrender of such certificate in accordance with Section 3.2 of the Merger Agreement. Any payment made pursuant to paragraphs
(a) through (g) of Section 3.1 of the Merger Agreement shall be made net of applicable withholding taxes to the extent such with-holding is required by law.

(g) No fractional share of common stock of SUG shall be issued in connection with the Merger. Each holder of shares of FAL Common Stock shall be entitled to receive in lieu of any frac-tional share of common stock of SUG to which such holder other-wise would have been entitled pursuant to paragraphs (a) through
(g) of Section 3.1 of the Merger Agreement (after taking into account all shares of FAL Common Stock then held of record by such holder) a cash payment in an amount equal to the product of
(i) the fractional interest of a share of common stock of SUG to which such holder otherwise would have been entitled and (ii) the closing price of a share of common stock of SUG on the NYSE on the trading day immediately prior to the Effective Time. Payment of such amounts shall be made by SUG.

The Merger is subject to the approval of FAL's stockholders, receipt of certain required regulatory approvals and the satis-faction or waiver of certain conditions as more fully described in the Merger Agreement.

If the Merger is consummated, SUG currently anticipates that SUG would obtain the cash portion of the consideration to be paid by SUG to holders of FAL Common Stock, including the FAL Common Stock covered by the Voting Agreement, from general corporate funds and/or by borrowing from parties whose identity is not yet known.

The above description of the Merger Agreement and the related matters set forth in this Item 3 are summaries, and are qualified in their entirety by reference to the complete text of the Merger Agreement, which is filed as Exhibit C to this Statement and incorporated by reference herein.

Item 4.  Purpose of Transaction.

SUG entered into the Merger Agreement and the related Voting
Agreement with the intent of acquiring control of, and the entire common equity interest in, FAL through the Merger.

Merger Agreement.  FAL and SUG have entered into the Merger
----------------
Agreement pursuant to which they have agreed that FAL will complete a merger with and into SUG, with SUG being the surviving corporation in the Merger. The Merger Agreement provides that each outstanding share of FAL Common Stock (except Dissenting Shares (as defined in the Merger Agreement)) will be canceled in the Merger and converted into the right to receive the Merger Consideration.

Voting Agreement.  In connection with the Merger Agreement and as
----------------
a condition for SUG to enter into the Merger Agreement, SUG entered into a Voting Agreement with each of the following stock-holders of FAL (each, a "Stockholder") with respect to the number of shares of FAL Common Stock listed to the right of such Stock-holder's name:

           Stockholder                     Number of Shares
           -----------                     ----------------

The Jarabek Family Limited Partnership         295,710

Ronald J. Ferris                               145,059

Bradford J. Faxon                               40,306

Raymond H. Faxon                                57,370

Cindy L.J. Audette                              13,190

Gilbert C. Oliveira, Jr.                        12,539

Thomas H. Bilodeau                               9,006

The aggregate number of shares of FAL Common Stock covered by the Voting Agreement is 573,140.

Pursuant to the Voting Agreement, the Stockholders agreed to vote or cause to be voted the shares of FAL Common Stock covered by the Voting Agreement in favor of the Merger, the adoption and approval of the Merger Agreement and the approval of the transac-tions contemplated by the Merger Agreement, and granted to SUG an irrevocable proxy to exercise all rights and powers of such Stockholders with respect to the shares of FAL Common Stock covered by the Voting Agreement to vote, give approvals, and receive or waive notices of meetings for the purpose of securing the approval and adoption by the stockholders of FAL of the Merger Agreement and the consummation of the transactions contem-plated thereby and to prevent any action that would prevent or hinder in any material respect such approval or consummation.
The Stockholders retain the right to vote the shares of FAL Com-mon Stock covered by the Voting Agreement on all other matters that may be brought before the stockholders of FAL, provided that such vote is not inconsistent with the purpose of the Voting Agreement. The Voting Agreement also generally provides that the Stockholders may not, directly or indirectly, grant any proxies or powers of attorney with respect to the shares of FAL Common Stock subject to the Voting Agreement, or sell, transfer, pledge, assign or otherwise dispose of any of the shares of FAL Common Stock covered by the Voting Agreement unless the transferee becomes subject to the provisions of the Voting Agreement.

The Voting Agreement terminates upon the consummation of the Merger in accordance with and as defined in the Merger Agreement or such other expiration or termination of the Merger Agreement in accordance with its terms.

The Merger.  The Board of Directors of FAL has approved the
----------
Merger Agreement. Pursuant to the Merger Agreement, FAL will be required to obtain approval of the Merger by FAL's stockholders at a meeting of stockholders convened for that purpose. The Merger must be approved by the holders of two thirds of the outstanding shares of FAL Common Stock entitled to vote. Each share of FAL Common Stock is entitled to one vote per share. Pursuant to the Voting Agreement, the Stockholders have agreed to vote the shares covered by the Voting Agreement (approximately 25.8% of the 2,220,086 shares of FAL Common Stock issued and outstanding on October 4, 1999) in favor of the Merger.

The Merger Agreement provides, among other things, that SUG shall be the surviving corporation in the Merger, that SUG's Restated Certificate of Incorporation and bylaws as in effect immediately prior to the Effective Time shall be the certificate of incorporation and bylaws of the surviving corporation until thereafter amended as provided by law, that the directors and officers of SUG immediately prior to the Effective Time will be the officers and directors of the surviving corporation and that each director of FAL and its subsidiary will resign effective as of the Closing Date. In addition, after consummation of the Merger, the FAL Common Stock will be delisted from the American Stock Exchange and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The above descriptions of the Merger Agreement and the Voting Agreement and the related matters set forth in this Item 4 are summaries, and are qualified in their entirety by reference to the complete text of the Merger Agreement and the Voting Agree-ment, which are filed as Exhibits C and D to this Statement and incorporated by reference herein.

Item 5.  Interest in Securities of the Issuer.

(a) and (b) The information set forth in Item 4 is hereby incorporated herein by reference. 573,140 shares of FAL Common Stock are covered by the Voting Agreement, representing 25.8% of the 2,220,086 shares of FAL Common Stock issued and outstanding on October 4, 1999. Pursuant to the Voting Agreement, the number of shares of FAL Common Stock (i) with respect to which SUG has sole voting power is 0; (ii) with respect to which SUG shares voting power with the Stockholders is 573,140; (iii) with respect to which SUG has sole dispositive power is 0; and (iv) with respect to which SUG shares dispositive power is 0. SUG dis-claims beneficial ownership of the shares of FAL Common Stock covered by the Voting Agreement.

Based upon information provided to SUG by FAL, set forth on Exhibit B is the following information concerning each Stock-holder with whom SUG shares the power to vote the FAL Common Stock covered by the Voting Agreement: (i) name; (ii) residence or business address; and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

During the last five years, based upon information provided to SUG by FAL and to the best knowledge of SUG, no person named on Exhibit B has been convicted in any criminal proceedings
(excluding traffic violations and similar misdemeanors).

During the last five years, based upon information provided to SUG by FAL and to the best knowledge of SUG, no person named on Exhibit B has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which it, he or she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Based upon information provided to SUG by FAL, all of the persons listed in Exhibit B are citizens of the United States of America.

(c) Except as set forth in Item 4, SUG has not engaged in any transaction in FAL Common Stock during the past 60 days.

(d) To the best knowledge of SUG, no other person has the right to receive or the power to direct the receipt of dividends from, or the profits from the sale of, the shares of FAL Common Stock covered by the Voting Agreement.

(e)   Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.

The information set forth in Items 2, 4 and 5 is hereby incorpo-rated herein by reference.

Item 7.  Material To Be Filed as Exhibits.

     Exhibit                         Title
     -------                         -----


        A          Directors and Executive Officers of SUG

        B Persons with whom the power to vote or direct the vote of FAL Common Stock is shared

        C Agreement of Merger, dated as of October 4, 1999, between SUG and FAL (incorporated by reference to Exhibit 2 to SUG's Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 8, 1999)

        D Voting Agreement, made as of the 4th day of October, 1999, by and between SUG and The
                   Jarabek Family Limited Partnership,
                   Ronald J. Ferris, Bradford J. Faxon,
                   Raymond H. Faxon, Cindy L.J. Audette,
                   Gilbert C. Oliveira, Jr. and
                   Thomas H. Bilodeau

                        SIGNATURES


After reasonable inquiry and to the best knowledge and belief of the person or entity set forth below, such person or entity certifies that the information set forth in this Statement is true, complete, and correct.


October 14, 1999
----------------
Date


SOUTHERN UNION COMPANY



By:  /s/ Dennis K. Morgan
   ------------------------
Name:  Dennis K. Morgan
Title: Senior Vice President Legal and Secretary

                                                        Exhibit A

   Directors and Executive Officers of Southern Union Company
   ----------------------------------------------------------

The names, principal business addresses and principal occupations of each of the directors and executive officers of SUG are listed below. Each director and executive officer is a citizen of the United States.

Directors
---------

Name and Principal Business Address  Principal Occupation
-----------------------------------  --------------------

George L. Lindemann                  Chairman of the Board and
c/o Activated Communications         Chief Executive Officer of
  Limited Partnership                SUG; President and a Direc-
767 Fifth Avenue, 50th Floor         tor of Cellular Dynamics,
New York, NY  10153                  Inc., the managing general
                                     partner of Activated Commun-
                                     ications Limited Partner-
                                     ship, a private investment
                                     business


Frank W. Denius                      Chairman Emeritus of SUG;
700 Lavaca Street, Suite 700         private practice of law in
Austin, Texas  78701                 Austin, Texas

Aaron I. Fleischman                  Senior Partner, Fleischman
Fleischman and Walsh, L.L.P.         and Walsh, L.L.P.,
1400 Sixteenth Street, N.W.          Washington, D. C. (law firm)
Washington, DC  20036

Adam M. Lindemann                    Managing member of
c/o Activated Communications         Lindemann capital Advisors,
  Limited Partnership                L.L.C.
767 Fifth Avenue, 50th Floor
New York, NY  10153

George Rountree, III                 Senior Partner, Rountree &
Rountree & Seagle, LLP               Seagle, Wilmington, North
2419 Market Street                   Carolina (law firm)
Wilmington, North Carolina  28403

John E. Brennan                      Vice Chairman of the Board
c/o Activated Communications         and Assistant Secretary of
  Limited Partnership                SUG; private investments
767 Fifth Avenue, 50th Floor
New York, NY  10153

Peter H. Kelley                      President and Chief
Southern Union Company               Operating Officer of SUG,
504 Lavaca Street                    Chief Executive Officer of
Eighth Floor                         Southern Union Gas Company,
Austin, Texas  78701                 a division of SUG, and Chief
                                     Executive Officer of
                                     Missouri Gas Energy, a divi-
                                     sion of SUG

Kurt A. Gitter, M.D.                 Ophthalmic surgeon in
3525 Prytania Street, Suite 320      private practice, New
New Orleans, Louisiana  70115-3500   Orleans, Louisiana; Clinical
                                     Professor of Ophthalmology
                                     at Louisiana State Univer-
                                     sity and Assistant Professor
                                     of Ophthalmology at Tulane
                                     University

Roger J. Pearson                     Of counsel to Neville,
Neville, Shaver, Hubbard & McLean    Shaver, Hubbard & McLean,
Three Landmark Square                Stamford, Connecticut (law
Stamford, Connecticut  06901         firm)

Dan K. Wassong                       President, Chief Executive
Del Laboratories, Inc.               Officer and a director of
565 Broad Hollow Road                Del Laboratories, Inc.
Farmingdale, New York  11735

Executive Officers Who are
Not Directors
--------------------------
The principal business address of each executive officer named below is the same as that of SUG.

Name                                 Position(s) Held With SUG
----                                 -------------------------

Steven W. Cattron                    President of Missouri Gas
                                     Energy, a division of SUG

Ronald J. Endres                     Executive Vice President and
                                     Chief Financial Officer

David J. Kvapil                      Senior Vice President and
                                     Corporate Controller

Dennis K. Morgan                     Senior Vice President Legal
                                     and Secretary

David W. Stevens                     President of Southern Union
                                     Gas, a division of SUG

                                                        Exhibit B

  Persons with Whom the Power to Vote or Direct the Vote of FAL
  -------------------------------------------------------------
                     Common Stock is Shared
                     ----------------------


The names, principal business addresses and principal occupations of each of persons with whom the power to vote or direct the vote of FAL Common Stock is shared pursuant to the Voting Agreement are listed below.

Name and Principal Business Address   Principal Occupation
-----------------------------------   --------------------

The Jarabek Family Limited            Private investments
  Partnership
c/o Barbara N. Jarabek, General
  Partner
103 South Washington Drive
Sarasota, Florida

Ronald J. Ferris                      President of Venus de Milo,
75 GAR Highway                        Inc., Interstate Motel
Swansea, Massachusetts                Corp. and Ferris Realty

Bradford J. Faxon                     President and Chairman of
c/o Fall River Gas Company            the Board of Directors of
155 North Main Street                 FAL
Fall River, Massachusetts  02722

Raymond H. Faxon                      Financial Consultant; Vice
c/o Fall River Gas Company            Chairman of the Board of
155 North Main Street                 FAL
Fall River, Massachusetts  02722

Cindy L.J. Audette                    Family investment manage-
503 Highland Avenue                   ment services
Fall River, Massachusetts  02720

Gilbert C. Oliveira, Jr.              Vice President,
c/o Gilbert C. Oliveira               Gilbert C. Oliveira Insur-
  Insurance Agency                    ance Agency, and President,
1320 North Main Street                G. Curt Oliveira Insurance
Fall River, Massachusetts  02720      Agency

Thomas H. Bilodeau                    Vice President - Finance,
c/o Medical & Environmental           Medical & Environmental
  Coolers, Inc.                       Coolers, Inc.
1648 Jupiter Cove Drive #312
Jupiter, Florida  33469

                                                        Exhibit D


                       VOTING AGREEMENT


VOTING AGREEMENT, dated this 4th day of October, 1999, by and between SOUTHERN UNION COMPANY, a Delaware corporation ("SUG"), and The Jarabek Family Limited Partnership, Ronald J. Ferris, Bradford J. Faxon, Raymond H. Faxon, Cindy L.J. Audette, Gilbert C. Oliveira, Jr. and Thomas H. Bilodeau (each a "Stock-holder" and collectively the "Stockholders").

RECITALS:
--------

WHEREAS, the Stockholders currently beneficially own (as such term is used under the Securities Exchange Act of 1934, as amended, and the rules and regulations issued thereunder) the shares of common stock, par value $.83 1/3 per share ("Shares"), of Fall River Gas Company, a Massachusetts corporation ("FAL") shown on Schedule A.

WHEREAS, as a condition of entering into the Agreement of Merger, made as of the date hereof, by and between SUG and FAL (the "Merger Agreement"), SUG has requested that the Stockholders agree, and the Stockholders have agreed (i) to enter into a voting agreement and (ii) to give SUG an irrevocable proxy, coupled with an interest, to vote the Shares held by the Stock-holders, in each case as more fully set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, the parties hereby agree as follows:

1.   Agreement to Vote Shares.  Each Stockholder agrees during
     ------------------------
the term of this Agreement to vote, or cause to be voted, the Shares shown opposite the Stockholder's name on Schedule A hereto and any other Shares acquired after the date hereof, in person or by proxy, in favor of the Merger, the adoption and approval of the Merger Agreement and the approval of the transactions contem-plated by the Merger Agreement at every meeting of the stock-holders of FAL at which such matters are considered and at every adjournment thereof.

2.   Grant of Irrevocable Proxy.  Each Stockholder hereby grants
     --------------------------
to SUG an irrevocable proxy, which proxy is coupled with an interest because of the consideration recited herein, to exer-cise, at any time and from time to time, all rights and powers of the Stockholder with respect to the Shares shown opposite the Stockholder's name on Schedule A hereto to vote, give approvals, and receive and waive notices of meetings for the purpose of securing the approval and adoption by the stockholders of FAL of the Merger Agreement and the consummation of the transactions contemplated thereby and to prevent any action that would prevent or hinder in any material respect such approval or consummation. By giving this proxy each Stockholder hereby revokes any other proxy granted by the Stockholder to vote any of the Shares in a manner inconsistent with the foregoing grant. The power and authority hereby conferred shall not be terminated by any act of the Stockholder or by operation of law, by the dissolution of, by lack of appropriate power or authority, or by the occurrence of any other event or events and shall be binding upon all its successors and assigns. If after the execution of this Agreement the Stockholder shall dissolve, cease to have appropriate power or authority, or if any other such event or events shall occur, SUG is nevertheless authorized and directed to vote the Shares in accordance with the terms of this Agreement as if such dissolu-tion, lack of appropriate power or authority or other event or events had not occurred and regardless of notice thereof.

3.   No Other Grant of Proxy.  Each Stockholder will not,
     -----------------------
directly or indirectly, grant any proxies or powers of attorney with respect to the Shares shown opposite the Stockholder's name on Schedule A hereto or acquired after the date hereof to any person in connection with its vote, consent or other approval sought, in favor of the Merger (as defined in the Merger Agree-ment), the adoption and approval of the Merger Agreement and the approval of the transactions contemplated by the Merger Agree-ment, other than as set forth in Sections 1 and 2 hereof.

4.   Transfers.  Each Stockholder will not, nor will such Stock-
     ---------
holder permit any entity under such Stockholder's control to, sell, transfer, pledge, assign or otherwise dispose of (including by gift) (collectively, "Transfer"), or consent to any Transfer of, any Shares or any interest therein or enter into any contract, option or other agreement or arrangement (including any profit sharing or other derivative arrangement) with respect to the Transfer of, any Shares or any interest therein to any person, unless prior to any such Transfer the transferee of such Shares agrees to be subject to the provisions of this Agreement.

5.   No Solicitation.  Until the Merger is consummated or the
     ---------------
Merger Agreement is terminated in accordance with its terms, each Stockholder shall not, nor shall it permit any investment banker, attorney or other advisor or representative of such Stockholder to, directly or indirectly through another person, solicit, initiate, encourage or otherwise facilitate any takeover proposal.

6.   Representations and Warranties of the Stockholders.  Each
     --------------------------------------------------
Stockholder as to such Stockholder hereby represents and warrants to, and covenants with, SUG as follows:

(a) The Stockholder beneficially owns with power to vote the number of Shares shown opposite the Stockholder's name on Schedule A free and clear of any and all claims, liens, charges, encumbrances, covenants, conditions, restrictions, voting trust arrangements, options and adverse claims or rights whatsoever, except as granted hereby or as would have no adverse effect on this Agreement and/or the proxy granted hereby. The Stockholder does not own of record or beneficially any shares of capital stock of FAL or other securities representing or convertible into shares of capital stock of FAL except as set forth in the preceding sentence, Shares purchased after the date hereof which shall become subject to this Agreement and the proxy granted hereby, and Shares which any of them may have the right to purchase upon exercise of options or warrants;

(b) The Stockholder has the full right, power and authority to enter into this Agreement and to grant an irrevocable proxy to SUG with respect to the Shares; there are no options, warrants, calls, commitments or agreements of any nature whatsoever pursuant to which any person will have the right to purchase or otherwise acquire the Shares owned by the Stockholder except as would, if exercised, require such purchaser or acquiror to abide by this Agreement and the proxy granted hereby with respect thereto; except as provided in this Agreement, the Stockholder has not granted or agreed to grant any proxy or entered into any voting trust, vote pooling or other agreement with respect to the right to vote or give consents or approval of any kind as to the Shares which proxy, trust, pooling or other agreement remains in effect as of the date hereof and is in conflict with this Agree-ment or the proxy granted hereby;

(c) The Stockholder is not a party to, subject to or bound by any agreement or judgment, order, writ, prohibition, injunction or decree of any court or other governmental body that would prevent the execution, delivery or performance of this Agreement by the Stockholder or the exercise of proxy rights by SUG with respect to the Shares;

(d) This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a legal, valid and binding obligation of the Stockholder, enforceable in accordance with its terms, subject only to (i) the effect of bankruptcy, insolvency, reorganization or moratorium laws or other laws generally affecting the enforceability of creditors' rights and
(ii) general equitable principles which may limit the right to obtain specific performance or other equitable remedies; and

(e) The Stockholder will take all commercially reasonable action necessary in order that its representations and warranties set forth in this Agreement shall remain true and correct.

7.   Stockholders' Covenants.  Each Stockholder shall not enter
     -----------------------
into any voting trust agreement, give any proxy or other right to vote the Shares or take any action that would limit the rights of any holder of the Shares to exercise fully the right to vote such Shares that would be in conflict with this Agreement or the proxy granted hereby.

8.   Severability.  If any term, provision, covenant or restric-
     ------------
tion of this Agreement is held by a court of competent jurisdic-tion to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

9.   Assignment.  This Agreement shall not be assigned or dele-
     ----------
gated by any party hereto, except that SUG may transfer its rights hereunder to any wholly-owned subsidiary of SUG, and except that any assignment of any of the Shares by any Stock-holder shall require that such Shares remain subject to this Agreement and the proxy granted hereby. This Agreement shall be binding upon and inure to the benefit of SUG and its successors and assigns and shall be binding upon and inure to the benefit of the Stockholders and their permitted successors and any permitted assigns.

10.  Specific Performance.  The parties hereto acknowledge that
     --------------------
damages would be an inadequate remedy for a breach of this Agreement and that the obligations of the parties hereto shall be specifically enforceable. In addition to any other legal or equitable remedies to which SUG would be entitled, in the event of a breach or a threatened breach of this Agreement by any Stockholder, SUG shall have the right to obtain equitable relief, including (but not limited to) an injunction or order of specific performance of the terms hereof from a court of competent juris-diction.

11.  Amendments.  This Agreement may not be modified, amended,
     ----------
altered or supplemented except upon the execution and delivery of a written agreement executed by all of the parties hereto.

12.  Notices.  All notices, requests, claims, demands and other
     -------
communications hereunder shall be in writing and shall be deemed given if delivered personally, by cable, telegram or telex, or mailed by a party hereto by registered or certified mail (return receipt requested) or by a nationally recognized overnight mail deliver service, to the other party at the following addresses (or such other address for a party as shall be specified by like notice):

if to SUG:
                    Southern Union Company
                    504 Lavaca Street, Suite 800
                    Austin, Texas  78701
                    Attention:  Peter H. Kelley
                    President and Chief Operating Officer
                    Fax Number:  (512) 477-3879

with a copy to:
                    Pennsylvania Enterprises, Inc.
                    One PEI Center
                    Wilkes-Barre, Pennsylvania  18711-0601
                    Attn:  Thomas F. Karam
                    President and Chief Executive Officer
                    Fax Number:  (570) 829-8900

and:

                    Hughes Hubbard & Reed LLP
                    One Battery Park Plaza
                    New York, New York  10004
                    Attn:  Garett J. Albert, Esq.
                    Fax Number:  (212) 422-4726

if to any Stockholder, to such Stockholder:
                    c/o Fall River Gas Company
                    155 North Main Street
                    Fall River, Massachusetts  02722
                    Fax Number:  (508) 675-7811

with a copy to:
                    Rich, May, Bilodeau & Flaherty, P.C.
                    176 Federal Street
                    Boston, Massachusetts  02110
                    Attn:  Eric J. Krathwohl, Esq.
                    Fax Number:  (617) 556-3889

Any party may change its address for notice by notice so given.

13.  Governing Law.  This Agreement shall be governed by, and
     -------------
construed in accordance with, the laws of the Commonwealth of Massachusetts regardless of the laws that might otherwise govern under applicable principles of conflicts of laws.

14.  Counterparts.  This Agreement may be executed in several
     ------------
counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

15.  Term.  This Agreement shall terminate, and the proxy granted
     ----
herein shall cease to be irrevocable, upon the consummation of the Merger in accordance with and as defined in the Merger Agreement or such other expiration or termination of the Merger Agreement in accordance with its terms, and thereafter this Agreement shall be of no further force or effect and there shall be no liability on the part of any party with respect thereto except nothing herein will relieve any party from liability for any prior breach hereof.

IN WITNESS WHEREOF, SUG has caused this Agreement to be duly executed, and each Stockholder has duly executed this Agreement, on the day and year first above written.

                           SOUTHERN UNION COMPANY


                           By:  /s/ RONALD J. ENDRES
                              ------------------------
                              Name:  Ronald J. Endres
                              Title:    Executive Vice President


                           THE JARABEK FAMILY LIMITED PARTNERSHIP


                           /s/ BARBARA H. JARABEK
                           --------------------------------------
                           Barbara N. Jarabek, General Partner


                           /s/ RONALD J. FERRIS
                           --------------------------------------
                           Ronald J. Ferris


                           /s/ BRADFORD J. FAXON
                           --------------------------------------
                           Bradford J. Faxon


                           /s/ RAYMOND H. FAXON
                           --------------------------------------
                           Raymond H. Faxon


                           /s/ CINDY L. J. AUDETTE
                           --------------------------------------
                           Cindy L.J. Audette


                           /s/ GILBERT C. OLIVEIRA, JR.
                           --------------------------------------
                           Gilbert C. Oliveira, Jr.


                           /s/ THOMAS H. BILODEAU
                           --------------------------------------
                           Thomas H. Bilodeau

                          SCHEDULE A



Stockholder                                 Number of Shares
-----------                                 ----------------

The Jarabek Family Limited Partnership           295,710

Ronald J. Ferris                                 145,059

Bradford J. Faxon                                 40,306

Raymond H. Faxon                                  57,370

Cindy L.J. Audette                                13,190

Gilbert C. Oliveira, Jr.                          12,539

Thomas H. Bilodeau                                 9,006